Exhibit 99.1

News Release 2017-60

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Third Quarter 2017 Results

•	Third quarter revenue of $538.8 million

•	Third quarter net loss attributable to Intelsat S.A. of $30.4 million

•	Third quarter Adjusted EBITDA of $420.5 million or 78 percent of revenue

•	$7.9 billion contracted backlog

•	Intelsat 35e entered into service, Intelsat 37e launched in third quarter 2017

Luxembourg, 26 October 2017

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced financial results for the three months ended September 30, 2017.

Intelsat reported total revenue of $538.8 million and a net loss attributable to Intelsat S.A. of $30.4 million for the three months ended September 30, 2017.

Intelsat reported EBITDA1, or earnings before net interest, loss/(gain) on early extinguishment of debt, taxes and depreciation and amortization, of $414.6 million and Adjusted EBITDA1 of $420.5 million, or 78 percent of revenue, for the three months ended September 30, 2017.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “Our network services business is continuing to move toward a high-throughput satellite model of greater volume and lower price applications, such as mobility, while our media and government businesses are generally performing according to plan. Our third quarter 2017 revenue of $539 million, and Adjusted EBITDA of $420 million reflect the on-going transition of our business.”

Mr. Spengler continued, “During the third quarter, we launched two satellites successfully, completing our schedule for this year. Intelsat 35e entered into service in August, and Intelsat 37e, our fifth Intelsat EpicNG satellite, launched on September 29th and is expected to enter service in the first quarter of 2018. We now have a global, resilient, highly efficient and high performance technology base that will support our efforts in mobile broadband, wireless infrastructure, government, and corporate data networks for the next decade.”

Mr. Spengler concluded, “As we look to the fourth quarter and 2018, our emphasis is on commercializing Intelsat EpicNG and promoting Intelsat EpicNG -enabled managed services, such as IntelsatOne Flex, to improve the dynamics in our fixed and mobile broadband businesses. We continue to support the development of antenna and ground technologies that will simplify access and optimize the efficiency of our satellite technology, enabling Intelsat to unlock new growth opportunities in areas such as mobility and deliver ongoing performance improvements to our customers.”

Third Quarter 2017 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $211.5 million (or 39 percent of Intelsat’s total revenue) for the three months ended September 30, 2017; a decrease of 5 percent compared to the three months ended September 30, 2016.

Media

Media revenue was $236.7 million (or 44 percent of Intelsat’s total revenue) for the three months ended September 30, 2017; an increase of 9 percent compared to the three months ended September 30, 2016. The increase was largely a result of advance payments forfeited and fees paid by a customer upon partial termination of services.

Government

Government revenue was $84.6 million (or 16 percent of Intelsat’s total revenue) for the three months ended September 30, 2017; a decline of 13 percent compared to the three months ended September 30, 2016.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,025 station-kept wide-beam 36 MHz equivalent transponders was 78 percent at September 30, 2017, consistent with 78 percent as of June 30, 2017. Separately, our fleet includes approximately 825 36 MHz equivalent units of high-throughput Intelsat EpicNG capacity.

Satellite Launches

Intelsat 35e, the fourth of our Intelsat EpicNG next generation high-throughput satellites, completed in-orbit testing and entered service at 325.5°E on August 15, 2017.

Intelsat 37e was successfully launched on September 29, 2017, on an Arianespace, Ariane 5 rocket. This satellite, which will replace Intelsat 901 in the Atlantic Ocean region, is expected to enter into service in the first quarter of 2018 following the completion of in-orbit testing.

Contracted Backlog

At September 30, 2017, Intelsat’s backlog, representing expected future revenue under existing contracts with customers, was $7.9 billion, as compared to $8.2 billion at June 30, 2017.

Capital Structure Activities

On July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025, and used the net proceeds from the sale of the notes, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s senior notes due in 2019, and to pay related fees and expenses.

Financial Results for the Three Months Ended September 30, 2017

On-Network revenues generally include revenue from any services delivered via our satellite or ground network. On-Network services also include revenues from our channel services product, which are not detailed here as they are immaterial in size and we no longer actively market these services. Off-Network and Other Revenues generally include revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenues reported an increase of $3.3 million to $496.6 million, or an increase of 1 percent, as compared to the three months ended September 30, 2016:

•	Transponder services reported an aggregate decrease of $5.1 million, primarily due to a $10.4 million decline in revenue from network services customers, which was partially offset by a $4.9 million increase in revenue from media customers. The network services decline was largely due to non-renewals and contraction of services for enterprise and wireless infrastructure in the Latin America, Europe, and Asia-Pacific regions, partially offset by revenue recovery from a customer in Latin America. The increase in media revenue resulted primarily from growth in direct-to-home (“DTH”) television services in Africa, partially offset by non-renewals and termination of services related in part to the end of life of certain satellites. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services reported an aggregate increase of $8.8 million, largely due to an increase of $13.5 million in revenue related to advance payments forfeited and fees paid by a customer upon partial termination of services and an increase of $4.3 million in revenue from network services customers for broadband solutions for maritime mobility and aero applications. These increases were partially offset by a decrease of $4.9 million in revenue from our network services customers for point-to-point trunking applications, which are switching to fiber alternatives, and a decrease of $3.8 million in managed services for our government applications, primarily related to the previously announced termination of a contract.

Total Off-Network and Other Revenues reported an aggregate decline of $7.2 million, or a decrease of 15 percent, to $42.2 million, as compared to the three months ended September 30, 2016:

•	Transponder, MSS and other Off-Network services reported an aggregate decrease of $5.8 million, primarily due to decreases in services for government applications, largely related to sales of customer premises equipment that occurred in 2016. This was partially offset by increased revenue from third-party services for a media customer.

•	Satellite-related services reported an aggregate decrease of $1.5 million, primarily resulting from decreased revenue from support for third-party satellites and the previously announced termination of a government contract.

For the three months ended September 30, 2017, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) decreased by $10.3 million, or 12 percent, to $78.1 million, as compared to the three months ended September 30, 2016. Of this decrease, $8.2 million was largely due to lower cost of sales for customer premises equipment related to our government customer set; and declines in costs of our satellite-related services business, off-network fixed satellite services and managed services capacity purchased in support of our government business. There was also a decrease of $1.4 million in staff-related expenses.

Selling, general and administrative expenses declined by $11.1 million, or 19 percent, to $47.9 million, as compared to the three months ended September 30, 2016. The decrease was largely due to an $8.0 million decline in bad debt expense primarily in the Latin America region and a $2.3 million decline in staff-related expenses.

Depreciation and amortization expense increased by $3.8 million, or 2 percent, to $178.7 million, as compared to the three months ended September 30, 2016, due to the net increase in depreciation related to new satellites entering service over the course of the last 12 months.

Interest expense, net consists of the interest expense we incur offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $18.8 million, or 8 percent, to $261.8 million for the three months ended September 30, 2017, as compared to $243.0 million in the three months ended September 30, 2016. This increase was principally due to a net increase of $12.3 million driven by the Company’s new debt issuances at higher interest rates, partially offset by certain debt repurchases and exchanges in 2016 and 2017; together with a net increase of $6.3 million from lower capitalized interest for the three months ended September 30, 2017, primarily resulting from a decreased number of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $12.3 million for the three months ended September 30, 2017, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Other income, net was $1.8 million for the three months ended September 30, 2017, as compared to $0.3 million for the three months ended September 30, 2016. The variance of $1.5 million was primarily due to a $1.5 million increase in income mainly related to our business conducted in Brazilian reais.

Income tax benefit increased by $1.8 million to $1.2 million for the three months ended September 30, 2017, as compared to income tax expense of $0.7 million for the three months ended September 30, 2016. The increase was principally due to lower income for the three months ended September 30, 2017. Cash paid for income taxes, net of refunds, totaled $11.4 million for the three months ended September 30, 2017, as compared to $3.9 million for the three months ended September 30, 2016.

Net Income (Loss), Net Income (Loss) per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $30.4 million for the three months ended September 30, 2017, compared to net income attributable to Intelsat S.A. of $195.6 million for the same period in 2016, which included a net gain on extinguishment of debt of $219.6 million.

Net loss per diluted common share attributable to Intelsat S.A. was $0.26 for the three months ended September 30, 2017, compared to net income per diluted common share of $1.65 for the same period in 2016.

EBITDA was $414.6 million for the three months ended September 30, 2017, compared to $395.6 million for the same period in 2016.

Adjusted EBITDA increased 4 percent to $420.5 million for the three months ended September 30, 2017, or 78 percent of revenue, compared to $404.9 million, or 75 percent of revenue, for the same period in 2016.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended September 30,		Three Months Ended September 30,
	2016		2017
Network Services	$222,302	41%	$211,497	39%
Media	216,637	40%	236,670	44%
Government	96,825	18%	84,556	16%
Other	6,963	1%	6,036	1%

	$542,727	100%	$538,759	100%

By Service Type

	Three Months Ended September 30,		Three Months Ended September 30,
	2016		2017
On-Network Revenues
Transponder services	$388,372	72%	$383,316	71%
Managed services	103,034	19%	111,835	21%
Channel services	1,873	0%	1,407	0%

Total on-network revenues	493,279	91%	496,558	92%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	39,365	7%	33,594	6%
Satellite-related services	10,083	2%	8,607	2%

Total off-network and other revenues	49,448	9%	42,201	8%

Total	$542,727	100%	$538,759	100%

Free Cash Flow From (Used in) Operations

Net cash provided by operating activities was $212.9 million for the three months ended September 30, 2017, and free cash flow from operations1 was $97.0 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment during the three months ended September 30, 2017 was $98.9 million, and payments for satellites from financing activities was $17.1 million for the three months ended September 30, 2017.

Financial Outlook 2017

Today, Intelsat provided an update on its 2017 revenue and Adjusted EBITDA guidance issued on June 16, 2017, stating that the Company expects the following:

Revenue: As a result of current business trends, the Company now expects to come in at the bottom of the previously disclosed revenue guidance range of $2.150 billion to $2.180 billion for 2017.

Adjusted EBITDA: Intelsat maintained its forecast for Adjusted EBITDA performance for the full-year 2017 to be in a range of $1.640 billion to $1.670 billion.

Capital Expenditures: Intelsat maintained its 2017 capital expenditure guidance ranges for the three calendar years 2017 through 2019 (the “Guidance Period”) issued on June 16, 2017:

•	2017: $500 million to $550 million;

•	2018: $400 million to $475 million; and

•	2019: $400 million to $500 million.

Our capital expenditure guidance includes capitalized interest. The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the net new capacity entering service between January 1, 2017 and December 31, 2019. This reflects the incremental capacity related to the launches of the Intelsat EpicNG high-throughput satellites, five of which are expected to enter service during the Guidance Period, net of satellites de-orbited or moved to inclined service. Capital expenditure incurrence is subject to timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

1 In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q3 2017 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Thursday, October 26, 2017 to discuss the Company’s third quarter financial results for the period ended September 30, 2017. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 72710316.

Participants will have access to a replay of the conference call through November 2, 2017. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 72710316.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this Earnings Release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, anticipations, estimations, predictions, intentions, outlook and beliefs about our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; potential adverse reactions or changes to business or employee relationships resulting from the termination of the proposed combination of the businesses of Intelsat and OneWeb pursuant to a Combination Agreement (the “Merger”), and the proposed cash investment by SoftBank pursuant to a Share Purchase Agreement (the “SoftBank Investment”); competitive responses to the terminated Merger and SoftBank Investment; diversion of management’s attention from ongoing business operations and opportunities as a result of the terminated Merger and SoftBank Investment; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, as amended by Amendment No. 1 on Form 20-F/A filed on October 11, 2017 (the “Form 20-F”), and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Revenue	$542,727	$538,759
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	88,460	78,111
Selling, general and administrative	58,948	47,873
Depreciation and amortization	174,909	178,742

Total operating expenses	322,317	304,726

Income from operations	220,410	234,033
Interest expense, net	243,039	261,834
Gain (loss) on early extinguishment of debt	219,560	(4,565)
Other income, net	324	1,797

Income (loss) before income taxes	197,255	(30,569)
Provision for (benefit from) income taxes	650	(1,153)

Net income (loss)	196,605	(29,416)
Net income attributable to noncontrolling interest	(983)	(996)

Net income (loss) attributable to Intelsat S.A.	$195,622	$(30,412)

Net income (loss) per common share attributable to Intelsat S.A.:

Basic	$1.66	$(0.26)
Diluted	$1.65	$(0.26)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Net income (loss)	$196,605	$(29,416)
Add (Subtract):
Interest expense, net	243,039	261,834
Loss (gain) on early extinguishment of debt	(219,560)	4,565
Provision for (benefit from) income taxes	650	(1,153)
Depreciation and amortization	174,909	178,742

EBITDA	$395,643	$414,572

EBITDA Margin	73%	77%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest expense, net loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Net income (loss)	$196,605	$(29,416)

Add (Subtract):
Interest expense, net	243,039	261,834
Loss (gain) on early extinguishment of debt	(219,560)	4,565
Provision for (benefit from) income taxes	650	(1,153)
Depreciation and amortization	174,909	178,742

EBITDA	395,643	414,572

Add:
Compensation and benefits	4,855	4,494
Non-recurring and other non-cash items	4,375	1,385

Adjusted EBITDA	$404,873	$420,451

Adjusted EBITDA Margin	75%	78%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2016	As of September 30, 2017
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$580,694
Restricted cash	—	17,541
Receivables, net of allowance of $54,744 in 2016 and $44,372 in 2017	203,036	194,953
Prepaid expenses and other current assets	55,908	59,125

Total current assets	924,968	852,313
Satellites and other property and equipment, net	6,185,842	6,028,395
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	360,147
Other assets	365,834	403,480

Total assets	$12,942,009	$12,717,862

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$97,599
Taxes payable	16,733	8,343
Employee related liabilities	50,178	31,208
Accrued interest payable	204,840	295,030
Current portion of long-term debt	—	96,527
Deferred satellite performance incentives	23,455	23,855
Deferred revenue	157,684	169,040
Other current liabilities	64,786	45,642

Total current liabilities	733,663	767,244
Long-term debt, net of current portion	14,198,084	14,120,002
Deferred satellite performance incentives, net of current portion	210,706	220,477
Deferred revenue, net of current portion	906,744	824,393
Deferred income taxes	168,445	168,693
Accrued retirement benefits	186,284	175,739
Other long-term liabilities	148,081	126,391

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,190
Paid-in capital	2,156,911	2,171,011
Accumulated deficit	(5,715,931)	(5,804,708)
Accumulated other comprehensive loss	(76,305)	(73,040)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,705,547)

Noncontrolling interest	24,147	20,470

Total liabilities and shareholders’ deficit	$12,942,009	$12,717,862

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Cash flows from operating activities:
Net income (loss)	$196,605	$(29,416)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	174,909	178,742
Provision for doubtful accounts	9,553	1,571
Foreign currency transaction gain	(501)	(2,062)
Loss on disposal of assets	—	2
Share-based compensation	4,855	4,494
Deferred income taxes	(4,972)	(8,055)
Amortization of discount, premium, issuance costs and related costs	6,722	12,292
(Gain) loss on early extinguishment of debt	(212,724)	4,565
Amortization of actuarial loss and prior service credits for retirement benefits	840	822
Other non-cash items	844	(332)
Changes in operating assets and liabilities:
Receivables	14,116	1,008
Prepaid expenses and other assets	(9,840)	3,768
Accounts payable and accrued liabilities	(4,178)	(7,186)
Accrued interest payable	118,093	87,610
Deferred revenue	(32,109)	(23,710)
Accrued retirement benefits	(2,496)	(2,944)
Other long-term liabilities	(5,412)	(8,236)

Net cash provided by operating activities	254,305	212,933

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(202,837)	(98,857)
Capital contributions to unconsolidated affiliates	(5,891)	(7,160)
Proceeds from insurance settlements	—	26,804

Net cash used in investing activities	(208,728)	(79,213)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	1,500,000
Repayments of long-term debt	—	(1,500,000)
Debt issuance costs	(756)	(21,188)
Payments on tender, debt exchange, and consent	(34,009)	—
Other payments for satellites	(18,333)	(17,063)
Principal payments on deferred satellite performance incentives	(4,190)	(23,319)
Dividends paid to noncontrolling interest	(2,210)	(1,876)
Restricted cash for collateral	—	525
Other financing activities	1,942	175

Net cash used in financing activities	(57,556)	(62,746)

Effect of exchange rate changes on cash and cash equivalents	281	877

Net change in cash and cash equivalents	(11,698)	71,851
Cash and cash equivalents, beginning of period	969,565	508,843

Cash and cash equivalents, end of period	$957,867	$580,694

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$120,778	$163,086
Income taxes paid, net of refunds	3,858	11,409
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$(50,987)	$(6,962)
Capitalization of deferred satellite performance incentives	38,309	17,120
Supplemental disclosure of non-cash financing activities:
Restricted cash used	$(480,200)	$—
Restricted cash - letters of credit collateral	—	(525)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Net cash provided by operating activities	$254,305	$212,933
Payments for satellites and other property and equipment (including capitalized interest)	(202,837)	(98,857)

Payments for satellites from financing activities	(18,333)	(17,063)

Free cash flow from operations	$33,135	$97,013

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.